EXHIBIT 99.1

SafeStop App Launches in More Schools in Southern California This Fall

Parents and School Officials Get 'Connected' in Real-time With Vehicles Transporting Students

LOS ANGELES, Aug. 6, 2015 (GLOBE NEWSWIRE) -- This upcoming school year, more schools in Southern California will be utilizing SafeStop, the app that connects parents and school officials to the vehicles transporting their students. The Mirman School, an independent co-educational school for gifted children in Los Angeles, Chaminade College Preparatory School in the San Fernando Valley region of Los Angeles and Village School in Pacific Palisades have signed up for SafeStop. Along with those Los Angeles area schools, Francis Parker School in San Diego has also signed up to use the app taking advantage of SafeStop's integration capabilities with Zonar. SafeStop will also integrate with Francis Parker's child scanning equipment so parents can receive notifications inside the app when their child enters and exits the bus.

"SafeStop was developed for busy parents to end the school bus guessing game and for schools wanting to provide additional value and a higher level of customer service to its parents," stated Patrick Gallagher, Director of Sales for SafeStop. "We are excited to bring this technology to these schools and parents adding to those in the Los Angeles area, and now in San Diego, using SafeStop. We are confident parents will find it easy to use and thoroughly enjoy the peace of mind and great sense of security the app provides."

The SafeStop app provides parents with a real-time map feature that displays the location of their child's bus, estimated arrival times at their bus stop, and an alerts and messaging center to relay important service information from the school or transportation provider.

Parents using SafeStop will be able to securely register online, download the app, and use it once the app is configured to their school. The app is accessible from smartphones, tablets and computers connected to the internet. SafeStop first became available to select private, charter and public schools in New York, Florida, South Carolina and California last school year and is rapidly expanding to schools and universities across the United States and soon in Canada.

The alerts and messaging system serves as an extra communication channel for the schools. Schools are able to use SafeStop to alert parents about any important school news such as delays, closings, early dismissals or even upcoming events at the school. Parents find the added layer of communication helpful in managing their busy days while also benefitting from the peace of mind the app provides them from knowing where their child's bus is.

School officials are also able to use the information and data collected by SafeStop to establish and review Key Performance Indicators for their transportation system so they can evaluate and improve operations.

SafeStop works with any GPS unit, routing, or transportation provider. Parents are encouraged to contact their school officials to request the installation of SafeStop. Private, charter and public schools along with colleges and universities interested in the service can contact a representative through the company's website. To learn more about the SafeStop app and to contact a representative, please visit www.SafeStopApp.com.

About SafeStop

SafeStop, a product offered by SafeStop, Inc., is a powerful and secure application that connects parents and school administrators with the vehicles transporting their students. Created in 2013, the SafeStop app provides a real-time map feature, estimated arrival times, and an alerts and messaging center for its users. The app continues to evolve and will bring timely, accurate and valuable information to parents and school officials across America. For more information, visit www.SafeStopApp.com.

CONTACT: Media Contact:
         Patrick Gallagher
         Director of Sales
         800-843-8936
         pgallagher@safestopapp.com